CONTACT:  Michael P. Hawks              (NYSE -- BMC)
          (612) 851-6030                FOR IMMEDIATE RELEASE



             BMC REPORTS RECORD SECOND QUARTER EARNINGS

July 22, 1997 -- Minneapolis, MN -- BMC Industries, Inc. today reported record second quarter net earnings of $11,989,000 or $0.42 per share, up 22% from earnings of $9,842,000 or $0.35 per share in the year-earlier period. Second quarter revenues increased 18% from $68.2 million in the second quarter of 1996 to $80.3 million in the second quarter of 1997.

Net earnings for the first six months of 1997 totaled $19,872,000 or $0.70 per share. This represented an improvement of $3,847,000 or 24% over the $16,025,000 or $0.57 per share recorded for the first six months of the prior year. Revenues for the first six months of 1997 were 15% higher than the same period in the prior year.

The second quarter of 1997 represented another quarterly earnings record for BMC and its twenty-fifth consecutive quarter of increased net earnings over the year-earlier period, excluding income from the sale of equipment and technology and other non-recurring items. Once again, each division contributed to this significant accomplishment.

The Company's Precision Imaged Products operation (PIP includes both the Mask Operations and Buckbee-Mears St. Paul) posted record second quarter results. Second quarter sales and profits increased 25% over the prior year quarter. The profitability of Mask Operations increased primarily due to the continued sales mix shift to higher margin products, including high resolution computer monitor masks. Sales of large (25 - 29 inches) and invar television aperture masks increased 35% and 31%, respectively, over second quarter 1996 sales. Jumbo mask sales slightly lagged 1996, which was a difficult comparison following a 42% increase over the second quarter of 1995. The further weakening of the German mark relative to the U.S. dollar had virtually no impact on earnings but reduced sales, as compared with the prior year quarter, by nearly $1 million. Finally, second quarter etching sales of Buckbee-Mears St. Paul increased 27% over the prior year, due to strong growth in the electronics, medical, filtration and automotive markets.

   Second quarter Precision Imaged Products sales included over $2 million of high resolution computer monitor mask sales. High resolution mask sales were depressed by a number of factors including: line time required for new customer and part qualification, a continued market surplus

                                        -more-

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of 14-inch monitor tubes due to an inventory build at the end of 1996 and the devotion of over two weeks of line time to invar television mask production due to a customer emergency. The line is performing at expectations and we expect sales to grow significantly over the balance of the year as we receive new customer and part approvals.

The new television line in Cortland started-up in the second quarter and performance exceeded expectations. Initial shipments from this new line occurred during the second quarter. The new monitor line in Cortland is scheduled for third quarter start-up, with de-bugging of the line currently taking place.

BMC's Optical Products operation also produced record second quarter results. Second quarter sales increased 4% over the prior year quarter, while profitability increased 5%. Sales growth occurred in each major product line, except for glass. Sales of high end products (polycarbonate, progressive, high index and polarizing sun lenses) showed strong growth, increasing 15% over the year-earlier period. Profitability was impacted by a number of one-time expenses including: expenses preparatory to the shutdown of the Ft. Lauderdale plastic lens manufacturing facility which ceased operations in July, expenses incidental to the new polycarbonate manufacturing, centralized distribution and research and development facility and start-up costs for the operation's first anti-reflective coating machine. In addition, resources devoted to the ongoing development of new products and materials were higher in the second quarter. Construction of the new facility remains on schedule for completion in the third quarter of 1997.

BMC is one of the world's largest manufacturers of aperture masks for color television tubes and computer monitors. The Company is also a leading supplier of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".

                                        -more-

                                 BMC INDUSTRIES, INC.

                    CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                     (Unaudited)
                       (in thousands, except per share amounts)




                                                                Three Months Ended                 Six Months Ended
                                                                     June 30                            June 30
                                                                ---------------------            ----------------------
                                                                  1997          1996               1997          1996
-----------------------------------------------------------------------------------------------------------------------
Revenues                                                        $  80,257   $  68,174         $  157,384     $  136,475
Cost of products sold                                              58,398      49,691            119,543        104,952
-----------------------------------------------------------------------------------------------------------------------
Gross margin                                                       21,859      18,483             37,841         31,523
Selling                                                             2,737       2,559              5,574          5,117
Administrative                                                      1,089       1,288              2,628          2,515
-----------------------------------------------------------------------------------------------------------------------
Income from Operations                                             18,033      14,636             29,639         23,891
-----------------------------------------------------------------------------------------------------------------------
Other Income and (Expense)
   Interest expense                                                  (160)        (60)              (304)          (190)
   Interest income                                                     56          31                 98            150
   Other income (expense)                                             (33)         81                229             31
-----------------------------------------------------------------------------------------------------------------------

Earnings before Income Taxes                                       17,896      14,688             29,662         23,882
Income Taxes                                                        5,907       4,846              9,790          7,857
-----------------------------------------------------------------------------------------------------------------------

Net Earnings                                                    $  11,989    $  9,842         $   19,872      $  16,025
-----------------------------------------------------------------------------------------------------------------------

Net Earnings Per Share                                          $    0.42    $   0.35         $     0.70      $    0.57
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

Number of Shares Included in Per Share Computation                 28,496      28,369             28,477         28,324
-----------------------------------------------------------------------------------------------------------------------





                                        -more-

                                 BMC INDUSTRIES, INC.

                        CONDENSED CONSOLIDATED BALANCE SHEETS
                                     (Unaudited)
                                    (in thousands)

                                                          JUNE 30    DECEMBER 31
ASSETS                                                       1997           1996
--------------------------------------------------------------------------------

Current Assets
   Cash and cash equivalents                             $  2,092    $  2,544
   Trade accounts and notes receivable, net of allowances  31,310      24,979
   Inventories                                             59,177      50,451
   Deferred income taxes                                    6,356       5,372
   Other current assets                                    10,705       8,354
--------------------------------------------------------------------------------
        Total Current Assets                              109,640      91,700
--------------------------------------------------------------------------------

Property, Plant and Equipment                             268,246     220,489
Less Accumulated Depreciation                              99,347      96,644
                                                         --------    --------
   Property, Plant and Equipment, Net                     168,899     123,845
                                                         --------    --------
Deferred Income Taxes                                       5,019       5,797
Other Assets, Net                                          12,258      11,627
--------------------------------------------------------------------------------

Total Assets                                             $295,816    $232,969
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

Current Liabilities
   Short-term borrowings                                 $  1,464    $  1,355
   Accounts payable                                        25,901      19,434
   Income taxes payable                                     9,292       7,657
   Accrued expenses and other current liabilities          22,006      21,900
--------------------------------------------------------------------------------
        Total Current Liabilities                          58,663      50,346
--------------------------------------------------------------------------------

Long-Term Debt                                             54,949      16,634
Other Liabilities                                          18,834      19,421
Deferred Income Taxes                                       2,506       2,460

Stockholders' Equity
   Common stock                                            57,776      56,551
   Retained earnings                                      103,678      84,629
   Cumulative translation adjustment                          162       3,974
   Other                                                     (752)     (1,046)
--------------------------------------------------------------------------------
        Total Stockholders' Equity                        160,864     144,108
--------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity             $  295,816  $  232,969
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                         -30-